                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                          Bowmar Instrument Corporation
--------------------------------------------------------------------------------

                                (Name of Issuer)

                    Common Stock, $.10 stated value per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    103025102
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                Frank D. Edwards
                             Chief Financial Officer
                            Electronic Designs, Inc.
                               One Research Drive
                              Westborough, MA 01581
                                 (508) 366-5151
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                   May 3, 1998
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 12 Pages)


--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 103025102                                    Page 2 of 12 Pages
-------------------------                              -------------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Electronic Designs, Inc.      IRS No. 04-3298416
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
       NUMBER OF       7     SOLE VOTING POWER

         SHARES              See response to Item 5
                       ---------------------------------------------------------
      BENEFICIALLY     8     SHARED VOTING POWER

        OWNED BY             See response to Item 5
                       ---------------------------------------------------------
          EACH         9     SOLE DISPOSITIVE POWER

       REPORTING             0
                       ---------------------------------------------------------
         PERSON        10    SHARED DISPOSITIVE POWER

          WITH               0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             See response to Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             22.4%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             CO
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  103025102                                                Page 3 of 12
--------------------                                                ------------


ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, $.10 stated value per share ("Common Stock"), of Bowmar Instrument Corporation (the "Issuer"), an Indiana corporation with its principal executive offices at 5080 N. 40th Street, Suite 475, Phoenix, Arizona 85018.

ITEM 2.  IDENTITY AND BACKGROUND.

     The address of the principal office and the principal business of Electronic Designs, Inc., a Delaware corporation ("EDI"), is One Research Drive, Westborough, MA 01581.

     During the last five years, neither EDI nor, to the knowledge of EDI, any executive officer or director of EDI (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Attached hereto as Schedule I is a list of the directors and executive officers of EDI which contains the following information with respect to each such person:

     (a)  name;
     (b)  business address; and
     (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     To the knowledge of EDI, each person identified in Schedule I hereto is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As described in Item 5 below, EDI has been given a proxy with respect to, but has not purchased, shares of Common Stock of the Issuer. EDI has not expended any funds in connection therewith.

ITEM 4.  PURPOSE OF TRANSACTION.

     On May 3, 1998, EDI, Bravo Acquisition Subsidiary (the "Acquisition Subsidiary") and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Acquisition Subsidiary, a wholly-owned subsidiary of the Issuer, agreed to merge with and into EDI (the "Merger"), with EDI being the surviving corporation and a wholly-owned subsidiary of the Issuer. As an inducement to EDI to enter into the Merger Agreement, the Issuer and a certain shareholder of the Issuer (the "Shareholder") entered into a voting agreement with EDI dated as of May 3, 1998 (the "Voting Agreement") pursuant to which, among other things, the Shareholder appointed EDI its proxy to vote certain shares of Common Stock held by such Shareholder with respect to certain matters relating to the Merger, as more fully described in Item 5 below.

     Except as set forth above or in Item 5, EDI does not have any plans or proposals concerning the Issuer with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of this Schedule.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     Pursuant to the Voting Agreement, the Shareholder appointed EDI its proxy to vote the shares of Common Stock held by such Shareholder with respect to certain matters relating to the Merger. As of April 30, 1998, the Shareholder owned an aggregate of 1,495,866 shares of Common Stock and the proxy given to EDI applied to all of such shares.

     The proxy described above generally gives EDI the right to vote the shares of Common Stock to which it applies (i) in favor of approval of the Merger Agreement and the Merger and any matter necessary for consummation of the Merger; (ii) against (x) approval of any Bowmar Takeover Proposal (as defined in the Merger Agreement) and (y) any proposal for any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer or Acquisition Subsidiary under the Merger Agreement or which could result in any of the conditions of the Company's or Acquisition Subsidiary's obligations under the Merger Agreement not being fulfilled, and (z) any action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the transactions contemplated by the Merger Agreement; and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of stockholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing or, at the request of EDI, to permit EDI to vote such shares of capital stock directly.

CUSIP NO.  103025102                                                Page 4 of 12
--------------------                                                ------------

     Except as described above, neither EDI nor, to the knowledge of EDI, any person named in Schedule I beneficially owns any shares of Common Stock or has effected any transactions in Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     The information set forth under Items 4 and 5 above and the Exhibit attached hereto is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following document is filed an exhibit to this statement:

     Exhibit 1. Voting Agreement dated as of May 3, 1998 by and among EDI, Acquisition Subsidiary, the Issuer and the shareholder of the Issuer named on the signature page thereto.

CUSIP NO.  103025102                                                Page 5 of 12
--------------------                                                ------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 11, 1998                 By: /s/ Frank D. Edwards
                                        ---------------------------------------
                                        Frank D. Edwards, Senior Vice President
                                             and Chief Financial Officer

CUSIP NO.  103025102                                                Page 6 of 12
--------------------                                                ------------



                                   SCHEDULE I


  The name and present principal occupation or employment of each executive officer and Director of EDI is set forth below. The business address of each person is set forth below, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens. No person is a controlling shareholder of EDI.


DIRECTORS

     FRANK D. EDWARDS. Mr. Edwards has been the Senior Vice President of Finance, Chief Financial Officer, and Secretary of the Company since October 1995. Mr. Edward's business address is: Electronics, Designs, Inc., One Research Drive, Westborough, MA 01581.

     THOMAS J. TOY. Mr. Toy has been a director of the Company since May 1990. Mr. Toy currently serves as Group Vice President of Technology Funding Inc. and is a partner of Technology Funding Ltd. Mr. Toy's business address is:
Technology Funding Partners III, L.P., 2000 Alameda de las Pulgas, Suite 250, San Mateo, CA 94403.

     DONALD F. MCGUINNESS. Mr. McGuinness has been the full-time Chairman of the Board, President, and Chief Executive Officer of the Company since October 1995. Mr. McGuinness' business address is: Electronic Designs, Inc., One Research Drive, Westborough, MA 01581.

     NORMAN T. HALL. Dr. Hall has been a director of the Company since October 1995. Dr. Hall is a partner in Alliant Partners, an investment banking firm specializing in mergers, acquisitions, and divestitures, as well as private debt and equity financings for growth or acquisition. Dr. Hall's business address is:
Alliant Partners, 435 Tasso Street, Suite 305, Palo Alto, CA 94301.

     THOMAS A. SCHULTZ. Mr. Schultz has been a director of the Company since February 1986, and served as Chairman of the Board and Chief Executive Officer until October 1995. Currently, Mr. Schultz is the President of Schultz, Lovato and Co., a business management services company. Mr. Schultz's business address is: 833 Orchid Place, Los Altos, CA 94024.


EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS


     KENNETH K. BUCKLEY. Mr. Buckley is the Vice President and Director of Sales and Marketing for Memory Products and has overall responsibility for the Company's Memory Group's sales activities. Mr. Buckley's business address is:
Electronic Designs, Inc., One Research Drive, Westborough, MA 01581.

     DANIEL R. DOYLE. Mr. Doyle is the Vice President and General Manager of Display Products, and has overall responsibility for group operations. Mr. Doyle joined EDI in 1986 as western area sales manager. Mr. Doyle's business address is: Electronic Designs, Inc., One Research Drive, Westborough, MA 01581.

     FRANK MUSCOLINO. Mr. Muscolino is Vice President and General Manager of the Federal Products Division with overall responsibility for group operations. Mr. Muscolino's business address is: Electronic Designs, Inc., One Research Drive, Westborough, MA 01581.